M.N. Business Strategy Ltd.

June 15th, 2026

STRICTLY PRIVATE AND CONFIDENTIAL

<u>To:</u>

The Board of Directors of InMode Ltd.

via email to the Chairman of the Board: Dr. Shlomo Nass

Re: <u>Proposal to acquire InMode Ltd.</u>

Ladies and Gentlemen:

The undersigned, M.N. Business Strategy, Ltd. (the "**Buyer**", "**we**" or "**us**")), hereby submits this binding proposal (this "**Proposal**") to acquire all of the issued and outstanding ordinary shares of InMode Ltd. (the Company) that are not already owned, directly or indirectly, by the Buyer and its affiliates, on the terms and subject to the conditions set forth herein (the "**Transaction**").

If you have any questions or require further clarification with respect to this Proposal, please feel free to contact Meir Shamir at +972-54-4316841 or meir@msgroup.co.il and/or our legal advisor, Chaim Friedland, Adv., at +972-3-710-9518 or friedland@gornitzky.com.

The following outlines our Proposal with respect to the Transaction.

Proposal

1. Purchase Price and Valuation

We are offering a price per share of **US$16.20** payable in cash per issued and outstanding share of the Company, including all shares issuable upon the exercise or settlement of outstanding options, warrants, RSUs and other equity-linked instruments, but excluding shares held by the Buyer and its affiliates, representing approximately 7.73% of the Company's issued and outstanding share capital as of the date hereof, in each case subject to customary adjustments to the Company's capitalization disclosure in the definitive documentation.

Our Proposal is based on our analysis of the Company's standalone enterprise value and equity value, taking into account (i) the Company's net cash balance, (ii) applicable taxes on the repatriation or distribution of cash to shareholders, (iii) valuation multiples of relevant publicly traded comparable companies, and (iv) analyst reports.

Based on publicly available information, our review of the Company's expected performance for 2026 and our understanding of the Company's business, we estimate the Company's adjusted EBITDA for 2026 to be approximately US$65 million.

In determining the Company's enterprise value, we considered publicly traded companies in the medical aesthetics industry. However, we note that certain companies that were previously viewed as comparable have filed for bankruptcy (Venus, Cutera) and other peers have experienced sustained operating losses (APYX – InMode's biggest competitor in the minimally invasive category, and SKIN which is a major competitor in aesthetic facial treatment). Accordingly, we assessed the valuation of Sisram Medical Ltd. d/b/a Alma Lasers ("**Alma Lasers**"), a company listed on the Hong Kong Stock Exchange (1696.HK), which we believe is the most relevant publicly traded company which can serve as the closest comparable to the Company and serves as an appropriate basis and model for calculating the Company's enterprise value. As of June 1, 2026, Alma Lasers had an equity value of approximately US$153 million and cash of approximately US$70 million (source: Yahoo finance), which would set its enterprise value at approximately US$83 million. Based on Alma Lasers' EBITDA for 2025 of US$32 million, Alma Lasers is currently valued at approximately 2.6 x EV/EBITDA.

Applying the foregoing multiple to the Company's estimated adjusted EBITDA for 2026 of approximately US$65 million, we have calculated the Company's enterprise value to be approximately US$169 million. In terms of assessing the Company's Equity Value we have taken into consideration the Company's net cash balance of approximately US$489 million as of March 31, 2026. In assessing the Company's effective cash balance and benefit to its shareholders, we assumed that cash held by the Company may be subject to taxation if distributed to shareholders. Assuming a dividend tax of 25%, we estimate the after-tax value of such cash to be approximately US$367 million. Accordingly, based on the enterprise value of approximately US$169 million plus after-tax cash of approximately US$367 million, we estimate an aggregate equity value for the Company of approximately US$536 million.

In addition, we evaluated four leading and major investment bank analyst reports which were published after the Company released its financial report and guidance for the first quarter of 2026:

- Baird –gave a target price of US$14 per share
- Jefferies –gave a target price of US$14 per share
- Canaccord – gave a target price of US$15 per share
- UBS – stopped covering InMode

In light of the above, this Proposal reflects a premium of approximately 20% over the current trading price of the Company's shares on the Nasdaq Global Select Market. We believe that this reflects a more than fair share price and provides significant value to the Company's shareholders.

Other than the conditions and qualifications set forth in the definitive transaction agreement (including customary regulatory, tax and shareholder approval conditions), this Proposal is not subject to any additional conditions that would prevent the Transaction from closing.

2. Identity of Acquiring Entity

The acquisition will be consummated through a reverse triangular merger between the Company and MM INMD Ltd., an Israeli company that is a wholly owned subsidiary of the Buyer which was formed for the purposes of the Transaction.

The Buyer has the capability, experience and knowledge to manage the Company and its business for the benefit of the Company's employees, customers, sub-contractors and other relevant stakeholders. The key stakeholders of the Buyer are as follows:

- Mr. Meir Shamir, through his wholly owned company, Meir Shamir Management 1977 Ltd.

- Mr. Jeffrey Royer, through QYP ALEF Ltd. (an Israeli company), which is owned by him or by a member or members of his immediate family.

- Mr. Moshe Mizrahy, co-founder and Chief Executive Officer of the Company.

- Mr. Bedo Eghiayan, a UK citizen.

- Mr. Michael Avedissian, a UK citizen.

The above parties have accumulated over 100 years of experience in the medical aesthetics field. Mr. Meir Shamir, Chief Executive Officer and largest shareholder of Mivtach Shamir Holdings Ltd., one of Israel's most established and respected holding companies, is recognized for his visionary leadership and business expertise that have positioned him as a prominent figure in the global investment arena. Mr. Jeffrey Royer has significant experience in manufacturing and logistics as the principal owner of Medimor Ltd., the Company's main manufacturing facility. Mr. Moshe Mizrahy, in his role as the founder and Chief Executive Officer of the Company, has a proven track record over the last 16 years leading the Company and, prior to that, at Syneron Ltd. Finally, Messrs. Eghiayan and Avedissian are the owners of Wigmore Medical in the UK, a major distribution company for medical aesthetic equipment and disposables.

The success of any strategic transaction depends in significant part on the continued support of the Company's management and employees. In this vein, Mr. Mizrahy is committed to remaining with the Company following the Transaction and will continue to manage its business. We have deep knowledge of the Company's business and believe that its employees will benefit from the resources and opportunities that we are able to put forth in connection with and following the completion of the Transaction.

3. Sources and Certainty of Financing

This Proposal and the closing of the Transaction are not subject to the availability of financing or any financing contingency. We confirm that we are prepared to pay the total purchase price at closing using unrestricted cash available to us and/or fully committed financing.

We intend to fund the acquisition of the Company through a combination of (i) equity from internal sources, including capital contributions from the Buyer's stakeholders, and (ii) without derogating from the foregoing paragraph, debt from third-party sources. We have undertaken substantial work to arrange the necessary funds to consummate the Transaction. In this regard, we have obtained a preliminary, non-binding summary of terms for debt financing from Bank Leumi LeIsrael B.M.

4. Transaction Agreement

To be drafted.

5. Due Diligence

We confirm that we have completed all due diligence we deem necessary based on publicly available information and our knowledge of the Company's business and do not require additional diligence (confirmatory or otherwise) as a condition to signing or closing, other than customary access reasonably required to complete regulatory filings and closing logistics.

6. Timeline

We are prepared to proceed on an expedited basis and to coordinate with the Company to prepared and execute definitive documentation for the Transaction promptly following the acceptance of this Proposal. We are also prepared to close as soon as practicable following satisfaction of customary closing conditions, including the expiration of applicable waiting periods under the Israel Companies Law, 5759-1999, and other regulatory clearances.

7. Required Approvals

We confirm that all internal approvals required for submission of this Proposal and to proceed to signing and closing have been obtained.

We anticipate customary regulatory approvals and filings, including a filing under the HSR Act, and we do not anticipate any material issues in obtaining such approvals or submitting such filings. In addition, we do not envision any condition that would significantly delay consummation of the Transaction.

8. Contacts and Advisors

Below is our primary contact for this Proposal for any clarifications with respect to this Proposal:

Meir Shamir
Phone: +972-54-4316841
Email: meir@msgroup.co.il

The following external advisors have been retained by the Buyer in connection with our offer:

Legal (Israel):

Gornitzky & Co.
Attention: Chaim Friedland, Adv.; Nir Knoll, Adv.

Phone: +972 3-710-9518
Email: friedland@gornitzky.com; nirk@gornitzky.com

Legal (U.S.):

Orrick, Herrington & Sutcliffe LLP
Attention: Matthew Gemello; Spencer Cohen
Phone: +1 (650) 614-7329; +1 (212) 506 3502
Email: mgemello@orrick.com; spencer.cohen@orrick.com

Should you have any questions or require additional information or clarification, please do not hesitate to contact any of the members of our team listed above.

9. Other Information

We appreciate the opportunity to submit this Proposal and look forward to working with the Company and its advisors to expeditiously negotiate and execute definitive documentation and consummate the Transaction. We are highly interested in the Transaction and are prepared to proceed promptly toward signing and closing. Given our background, including our familiarity with the Company and its operations, we believe our offer represents a compelling opportunity for the Company's shareholders. We also believe that our cumulative experience and familiarity with the Company will enable an expedited path to completion, with no expected regulatory or other impediments. We look forward to hearing from you and completing the Transaction in a timely manner.

This Proposal shall remain open for acceptance until July 15, 2026, after which time it shall automatically expire, unless extended in writing by the Buyer.

Very truly yours,

M.N. BUSINESS STRATEGY, LTD

By: _____

Name: Meir Shamir

Title: CEo